

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

July 26, 2011

Via E-mail
David Funderburk
Chief Executive Officer
Autovative Products, Inc.
502 N. Santa Fe Avenue, Ste. D
Vista, CA 92083

Re: Autovative Products, Inc.
Registration Statement on Form S-1
Filed June 29, 2011
File No. 333-175212

Dear Mr. Funderburk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

Registration Fee Table

1. Given that you are registering shares of common stock for resale please revise to calculate your registration fee in accordance with Rule 457(a), rather than Rule 457(o), or please advise.

2. With a view to revised disclosure, please explain to us how you calculated "the original purchase price paid by the selling shareholders of $0.35" disclosed on page two. We note for example that page 12 suggests that some of the selling stockholders obtained their shares at $0.10 per share in a private offering ending in July 2010.

3. Refer to the second sentence in the second paragraph following the fee table. Please delete that sentence.

Prospectus Cover Page

4. Please remove the second paragraph, as it is not responsive to Item 501 of Regulation S-K.

Prospectus Summary, page 5

5. Please disclose the aggregate market price of your common stock based on the proposed offering price and disclose the balance of total stockholders' equity at your most recent balance sheet date.

Organizational History, page 5

6. Please revise to clarify your reference to "online marketing tools to promote its products." It appears that online marketing may not be how you have been marketing your products previously. The Description of Business section seems to convey a marketing strategy different from an online marketing strategy. You also reference "digital strategies" on page five and "emerging technologies" and "digital technologies" on page six, but the prospectus does not appear to shed light anywhere on what these mean.

Introduction, page 5

7. Please revise the statement that you are "an exclusive distributor of automotive specialty parts" to clarify what this means. Additionally please clarify here to state that that your products do not have patent protection, and that you have not filed any trademarks or copyrights for your products, as noted on page 10.

Company Assets, page 5

8. Please explain to us your basis for the third sentence in this paragraph and the second sentence of the following paragraph. Please disclose here that your auditor has stated that you have not generated significant revenues or profits to date which raises substantial doubt about your ability to continue as a going concern.

Company Cash Flow, page 5

9. Please delete the statement that "[f]or the last three fiscal years the Company had total Gross Revenues of $394,159" or balance that disclosure by including your revenues and net loss for the most recent audited period and interim stub in the same paragraph, as well as the two previous years.

10. Additionally please disclose your current average monthly "burn rate" and the month you will run out of funds without the addition of capital.

Future Assets and Growth, page 6

11. Please revise to clarify the reference to "multiple revenue streams." It is not clear from your disclosure to what extent you are generating revenue from sales of the *Overhead Door Saver*.

12. Please revise the reference to "less competition" in light of disclosure on page nine regarding an "extremely competitive" environment that is "expected to continue to increase."

13. In regards to your disclosure about "raising additional capital" in the third paragraph, please clarify the approximate amount of funds that you will need to raise.

14. Additionally please revise the reference to a "secondary offering" as this typically refers to resales of securities that have already been issued to the public.

15. In the third paragraph, please balance your disclosure regarding your hopes to increase you revenue streams by indicating that there is no guarantee that you will be able to increase your revenue streams.

Description of Selling Stockholders, page 7

16. Please clarify here and elsewhere what you mean by the company issued "restricted 144 stock." Please also refer to Item 26. "Recent Sales of Unregistered Securities," at page 28.

Summary Financial Date, page 7

17. Please also provide your revenue and net income or loss for the most recent interim stub.

Risk Factors, page 8

18. Please revise to provide a risk factor indicating that the auditor's report contains an explanatory paragraph for the going concern uncertainty. Your revised disclosures should state that the Company has incurred losses since inception and this raises substantial doubt about your ability to continue as a going concern.

19. Please add a separate risk factor addressing that because your sole employee is your sole director, he will determine his commission, salary and perquisites. We note for example that Mr. Funderburk received commissions averaging 89% of sales for the three most recently completed fiscal years. Additionally please revise the risk factor "LOSS OF OUR CEO…" to disclose that you compensate Mr. Funderburk through commissions or advise.

We have a limited operating history, page 8

20. We note your disclosure in the second paragraph that discusses an unfinished motion picture that you acquired, but do not see disclosure regarding this elsewhere. Please revise or advise.

THERE ARE INCREASED COSTS, page 8

21. Please revise to disclose the estimated costs on an annual basis. Please also add risk factor disclosure, if true, that you may not be able to absorb the costs of being a public company.

WE ARE DEPENDENT ON THE POPULARITY OF PRODUCTS., page 9

22. Please provide a separate risk factor that more prominently discusses the risks that you depend on two major customers for your revenue and that you have no ongoing contracts with these customers.

WE MAY BE SUBJECT TO CLAIMS OF TRADEMARK INFRINGEMENT, WHICH MAY HARM OUR BUSINESS., page 10

23. We note the website www.theportabletowtruck.com. With a view to revised disclosure please tell us whether you are affiliated with this website or whether this is the website of a competitor.

24. Please provide a separate risk factor that more prominently addresses the fact that the patent applications for your products have been denied. Additionally, to the extent practicable, please briefly explain the reasons why the patent applications were denied.

Selling Security Holders, page 12

25. Please briefly provide disclosure here regarding the initial transactions from which the selling shareholders received their shares or advise. Also, file as exhibits any material agreements regarding those transactions.

26. Please provide beneficial ownership for the stock, as necessary. We note for instance, Cabb Enterprises is listed in the selling shareholder table.

Plan of Distribution, page 14

27. Please address the applicability of Regulation M to the offering.

No Public Market for Common Stock, page 16

28. Please revise the reference to the "NASDAQ bulletin board" to refer to the OTC Bulletin Board. Please also remove references to NASD.

29. Please remove the reference to this offering being self-underwritten.

Description of Business, page 17

30. Please disclose what the price per unit is for your products.

31. Throughout your filing, when discussing future plans, such as expanding your marketing, or discussing future products, please balance your disclosure by providing a timeline, discuss the necessary material steps in the process and disclose the estimate cost of each step. Clarify if you will need additional financing. If financing is not currently available, please also make that clear. As an example, we also note the mention of new products under "Company Cash Flow," at page 5 and products you intend to develop under "Future Assets and Growth," at page 6.

Business Strategy, page 17

32. We note the statement that "[w]e are in process of developing the necessary creative and technical documentation to implement the above strategies." Please revise to state more clearly what this means. If this means you do not yet have plans for how to accomplish these initiatives, please so state.

Industry Overview, page 17

33. Please revise your explanation of the aftermarket industry to explain to investors where your current operations fit within the scheme.

34. Please revise to provide a basis for the claim that overhead door stops have "proven to be of little effect," or please remove the statement. Additionally please provide a basis for or remove the statement under Competition that rubber door stops "have not proved effective."

35. Please clarify the statement regarding "unique products, some of which will have no similar products currently in the marketplace" to explain to investors whether you currently have any such additional products in development or otherwise.

Customers, page 19

36. Similar to the disclosure provided regarding the number of units of Portable Tow Trucks sold per year, please disclose the number of Overhead Door Saver units that are sold on average per year.

Reports, page 19

37. Please revise to indicate that you will be registered under section 15(d) of the Exchange Act, or please advise.

Executive Compensation, page 21

38. Please revise to provide information for the most recently completed fiscal year. Additionally please report commissions paid to Mr. Funderburk in the Summary Compensation Table.

Note A Summary of Accounting Policies
Impairment of Long-Lived Assets, page F-9

39. Given that the Company has experienced a decline in its sales revenues and an increase in its net losses from 2009 to 2010, please tell us and revise your accounting policy disclosures to explain in further detail the method and significant assumptions used by the Company in completing its most recent impairment analysis with respect to its long-lived assets.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 26

40. Your current disclosures merely state the components of revenues and expenses in the aggregate. Please revise to discuss the reasons for fluctuations from period to period in your various categories of revenues and expenses. Specifically, provide a discussion of changes in each material line item in the consolidated statement of operations with a detailed analysis of each significant factor (quantified as

practicable) that contributed to the overall material change in the specific line item, such as the decline in revenues in each of the periods presented.

Liquidity and Capital Resources, page 26

41. Generally, liquidity should be discussed on both a long-term and short-term basis. See Item 303 (a) of Regulation S-K, Instruction 5. Accordingly, please revise to discuss the sufficiency of the Company's resources to satisfy its ongoing cash requirements on a long-term basis.

Other

42. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement. In this regard, your financial statements should be updated include financial statements for the period ended March 31, 2011. Also note that for effectiveness on or after August 13, 2011, interim financial statements for the period ended June 30, 2011 will be required.

43. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement. Note that your consent refers to your opinion dated June 3, 2011, which is inconsistent with the June 6, 2011 report date. Please ensure that consents filed in future amendments refer to the correct report dates.

Signatures

44. Please refer to the signatures. For the individual capacity signatures, in the second part of the signature block, please revise to indicate who is signing as the Principal Executive Officer, the Principal Financial Officer and the Controller or Principal Accounting Officer. If an individual is signing in more than one capacity, indicate each capacity in which he is signing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor